                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*


                           Alpha 1 Biomedicals Inc.
________________________________________________________________________________
                                (Name of issuer)

                          COMMON STOCK, $.01 par value
________________________________________________________________________________
                         (Title of class of securities)

                                   020910105
                     -------------------------------------
                                 (CUSIP number)

                                Joseph C. McNay
                      c/o Essex Investment Mgmt. Co. Inc.
                                125 High Street
                               Boston, MA 02110

(Name, address and telephone number of person authorized to receive notices and communications)
________________________________________________________________________________

                                March 12, 1997
                     -------------------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                             (Page 1 of 10 Pages)

________________________________

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 020910105
---------------------------------------------------------------------------------


1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   JOSEPH C. McNAY       SOCIAL SECURITY NO. 496 34 2780


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)
                                                             (B) [x]


3  SEC USE ONLY


4  SOURCE OF FUNDS*

   PF


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(D) OR 2(E)                                         [_]



6  CITIZENSHIP OR PLACE OF ORGANIZATION

   UNITED STATES


  NUMBER OF                  7    SOLE VOTING POWER

   SHARES                         612,000

BENEFICIALLY                 8    SHARED VOTING POWER

OWNED BY EACH                     0

  REPORTING                  9    SOLE DISPOSITIVE POWER

   PERSON                         612,000

    WITH                     10   SHARED DISPOSITIVE POWER

                                  0


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    612,000


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.33%

14  TYPE OF REPORTING PERSON *

    IN
=================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 7616831010
---------------------------------------------------------------------------------


1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   SPEAR, LEEDS & KELLOGG             IRS IDENTIFICATION NO. 13-5515160


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)
                                                             (B) [x]


3  SEC USE ONLY


4  SOURCE OF FUNDS*

   WC


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(D) OR 2(E)                                         [_]



6  CITIZENSHIP OR PLACE OF ORGANIZATION

   NEW YORK


  NUMBER OF                  7    SOLE VOTING POWER

   SHARES                         1,114,100

BENEFICIALLY                 8    SHARED VOTING POWER

OWNED BY EACH                     0

  REPORTING                  9    SOLE DISPOSITIVE POWER

   PERSON                         1,114,100

    WITH                     10   SHARED DISPOSITIVE POWER

                                  0


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,114,100


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.92%

14  TYPE OF REPORTING PERSON *

    BD;PN
=================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

     The aggregate purchase price of the 612,000 shares of Common Stock owned by Joseph C. McNay, was $88,500, inclusive of brokerage commissions. Joseph C. McNay used his own assets to purchase such shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------
     Investment
                                       4

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.
         --------------------------------

     (a) and (b) As of March 12, 1997, Joseph C. McNay owns beneficially 612,000 shares of the Common Stock, representing approximately 5.33% of the 11,477,429 shares of Common Stock outstanding as reported in the Company's most recently available filing with the Securities and Exchange Commission (the "SEC").

     (c)  Joseph C. McNay March 12, 1997, 500,000 shares, $50,000

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT
         --------------------------------------------------------------------
         TO SECURITIES OF ISSUER.
         ------------------------

     None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

     None.

                                   SIGNATURES

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  Dated:  March 12, 1997        By:    /s/ Joseph C. McNay
                                       ---------------------------------------
                                       Joseph C. McNay

                                       6